As filed with the Securities and Exchange Commission on October 1, 2002	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TELIA AB
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
 (Translation of issuer’s name into English)

Sweden
 (Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
 (Exact name of depositary as specified in its charter)

111 Wall Street
New York, New York 10043
(212) 657-5100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Telia International Carrier, Inc.
10780 Parkridge Boulevard, Suite 300
Reston, Virginia 20191
(713) 546-4000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Petri Haussila, Esq. White & Case LLP Eteläranta 14 FIN-00130 Helsinki Finland	Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	immediately upon filing.
on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee

American Depositary Shares, each representing five (5) ordinary shares, nominal value SEK 3.20 per share, of Telia AB	100,000,000	$5.00	$5,000,000.00	$460.00

*	Each unit represents 100 American Depositary Shares.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

1. Name of Depositary and address of its principal executive office		Face of Receipt — Introductory Article.

2. Title of Receipts and identity of deposited securities		Face of Receipt — Top Center.

Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt — Upper right corner.

(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt — Paragraph (16) and (17).

(iii)	The collection and distribution of dividends	Reverse of Receipt — Paragraph (14).

(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt — Paragraph (13); Reverse of Receipt — Paragraph (16).

(v)	The sale or exercise of rights	Reverse of Receipt — Paragraphs (14)
and (16).

Location in Form of American
Depositary Receipt (“Receipt”)
Item Number and Caption		Filed Herewith as Prospectus

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt—Paragraphs (3) and (6); Reverse of Receipt—Paragraphs (14), (16) and (18).

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt—Paragraphs (22) and (23) (no provision for extensions).

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Face of Receipt—Paragraph (13).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt—Paragraphs (2), (3), (4), (5), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt—Paragraph (7). Reverse of Receipt—Paragraphs (19) and (20);

(xi)	Fees and charges which may be imposed directly or indirectly on holders of Receipts	Face of Receipt—Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt—Paragraph (13).

     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement, by and among Telia AB, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (“Deposit Agreement”). — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the form of Deposit Agreement, by and among Telia AB, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of October, 2002.

Legal entity created by the form of Deposit
Agreement for the issuance of American Depositary
Receipts evidencing American Depositary Shares,
each representing five (5) ordinary shares, nominal
value SEK 3.20 per share, of Telia AB.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto

	Name: Title:	Susan A. Lucanto Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Telia AB certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Stockholm, Sweden, on October 1, 2002.

TELIA AB

By:	/s/ Anders Igel

	Name: Title:	Anders Igel President and Chief Executive Officer

By:	/s/ Jörgen Latte

	Name: Title:	Jörgen Latte Chief Financial Officer

POWERS OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Anders Igel and Jan Henrik Ahrnell to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 1, 2002.

Signature	Title

/s/ Anders Igel __________________________________ Name: Anders Igel	President and Chief Executive Officer (Principal Executive Officer)

/s/ Jörgen Latte __________________________________ Name: Jörgen Latte	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer/Controller)

/s/ Lars-Eric Petersson __________________________________ Name: Lars-Eric Petersson	Chairman of the Board of Directors

/s/ Peter Augustsson __________________________________ Name: Peter Augustsson	Member of the Board of Directors

/s/ Carl Bennet __________________________________ Name: Carl Bennet	Member of the Board of Directors

/s/ Ingvar Carlsson __________________________________ Name: Ingvar Carlsson	Member of the Board of Directors

/s/ Elof Isaksson __________________________________ Name: Elof Isaksson	Member of the Board of Directors

Signature	Title

/s/ Yvonne Karlsson __________________________________ Name: Yvonne Karlsson	Member of the Board of Directors

/s/ Marianne Nivert __________________________________ Name: Marianne Nivert	Member of the Board of Directors

/s/ Lars Olofsson __________________________________ Name: Lars Olofsson	Member of the Board of Directors

/s/ Caroline Sundewall __________________________________ Name: Caroline Sundewall	Member of the Board of Directors

/s/ Berith Westman __________________________________ Name: Berith Westman	Member of the Board of Directors

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Telia AB, has signed this Registration Statement on Form F-6 on October 1, 2002.

/s/ Brian McHugh __________________________________ Name: Brian McHugh	Authorized Representative in the United States

Index to Exhibits

Sequentially
Exhibit	Document	Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary